Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

SAFE HARBOR

SAFE HARBOR STATEMENT

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," "potential," "forecast," "target," "guidance," "outlook" and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth or decline in Duke Energy Corporation's (Duke Energy) service territories, customer base or customer usage patterns; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornadoes; the impact on Duke Energy's facilities and business from a terrorist attack; the inherent risks associated with the operation and potential construction of nuclear facilities, including environmental, health, safety, regulatory and financial risks; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints; the performance of electric generation facilities and of projects undertaken by Duke Energy's non-regulated businesses; the results of financing efforts, including Duke Energy's ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy's credit ratings and general economic conditions; declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy's defined benefit pension plans; the level of creditworthiness of counterparties to Duke Energy's transactions; employee workforce factors, including the potential inability to attract and retain key personnel; growth in opportunities for Duke Energy's business units, including the timing and success of efforts to develop domestic and international power and other projects; construction and development risks associated with the completion of Duke Energy's capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the expected timing and likelihood of completion of the proposed merger with Progress Energy, Inc. (Progress Energy), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the merger, the diversion of management's time and attention from Duke Energy's ongoing business during this time period, the ability to maintain relationships with customers, employees or suppliers as well as the ability to successfully integrate the businesses and realize cost savings and any other synergies and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that the proposed merger with Progress Energy is terminated prior to completion and results in significant transaction costs to Duke Energy; and the ability to successfully complete merger, acquisition or divestiture plans. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy's and Duke Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Duke Energy has described. Duke Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SAFE HARBOR (CONT'D)

REG G DISCLOSURE

In addition, today's discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available on our Investor Relations website at *www.duke-energy.com/investors/*.

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings." You may also obtain these documents, free of charge, from Progress Energy's website (www.progress-energy.com) under the tab "Our Company" by clicking on "Investor Relations," then by clicking on "Corporate Profile" and then by clicking on "SEC Filings."

STATUS OF MERGER FILINGS (As of November 3, 2011)

Duke Energy

Stakeholder	Progress on Key Milestones	Filed	Approved
Shareholder	▪ Received shareholder approvals on August 23, 2011	✓	✓
Department of Justice (DOJ)	▪ The parties have met their obligations under the Hart-Scott-Rodino Act, which is no longer a bar to closing the transaction	✓	Waiting Period Expired
Federal Communications Commission (FCC)	▪ Received approval of Assignment of Authorization filings on July 27, 2011	✓	✓
Federal Energy Regulatory Commission (FERC)	▪ Received conditional approval on September 30, 2011 ▪ Filed proposed market mitigation plan on October 17, 2011 ▪ Filed Request for Rehearing on October 31, 2011	✓	☐
Nuclear Regulatory Commission (NRC)	▪ Filed for indirect transfer of Progress Energy licenses on March 30, 2011 ▪ Periods to request a hearing and intervene expired in September 2011 and no requests were received	✓	☐
North Carolina	▪ Filed merger approval application on April 4, 2011 ▪ NC Public Staff filed settlement agreement on September 2, 2011 ▪ Signed settlement on September 6, 2011 with SC ORS, a party to the NC proceeding ▪ Hearings held September 20-22, 2011	✓	☐
South Carolina	▪ Submitted merger-related filing on April 25, 2011 ▪ Withdrew utility operating company merger application on September 13, 2011 ▪ Hearing to approve joint dispatch agreement scheduled for week of Dec 12, 2011	✓	☐
Kentucky	▪ Received Kentucky Commission approval on October 28, 2011	✓	✓

KEY REGULATORY FILINGS AND DATES (As of Nov. 3, 2011)

	CAROLINAS				INDIANA		OHIO	FERC
	NC Rate Case Docket E-7, Sub 989 Filed July 1, 2011	SC Rate Case Docket 2011-271-E Filed: August 5, 2011	NC Merger Approval Docket E-7, Sub 986 Filed: April 4, 2011	SC Merger Approval Docket 2011-158-E Filed: April 25, 2011	IGCC Phase I[1] Docket 43114 - IGCC 4S1 Filed: April 16, 2010 IGCC Phase II[1] Docket 43114-IGCC 4S1	IGCC CWIP Trackers Dockets 43114 - IGCC 5, 6 & 7 Filed: June 2, 2010 (5); November 5, 2010 (6); June 27, 2011 (7)	Electric Security Plan Docket 11-3549-EL-SSO Filed: June 20, 2011	Section 203 Docket EC11-60
OCTOBER 2011					10/28/2011 Evidentiary hearings			
NOVEMBER 2011	11/16/2011 Duke rebuttal testimony 11/28/2011 Evidentiary hearings begin	11/4/2011 Intervenor and Staff testimony 11/16/2011 Duke rebuttal testimony		11/17/2011 Intervenor and Staff testimony 11/30/2011 Duke rebuttal testimony		11/17/2011 Evidentiary hearings begin (IGCC 5) 11/21/2011 Evidentiary hearings begin (IGCC 6)	11/3/2011 Evidentiary hearings begin	
DECEMBER 2011		12/7/2011 Evidentiary hearings begin		Week of 12/12/2011 Evidentiary hearings begin		12/13/2011 Evidentiary hearings begin (IGCC 7)		
NOTES	If approved, rates are expected to go in effect Feburary 2012	If approved, rates are expected to go in effect Feburary 2012	Evidentiary hearings concluded September 22, 2011; Working toward closing of the Duke Energy / Progress Energy merger by end of 2011	Working toward closing of the Duke Energy / Progress Energy merger by end of 2011	Indiana Commission order expected in early 2012	Indiana Commission order expected in early 2012	Parties to the ESP stipulation have requested PUCO approve the settlement on or before November 15, 2011	Conditional approval received on September 30, 2011. Filed proposed market mitigation plan October 17, 2011 and Request for Rehearing on October 31, 2011.

(1) Phase I addresses the Edwardsport cost increase request and Phase II is to address allegations of fraud, concealment and gross mismanagement